SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 02/06 - 03/15/2006

COPEL'S power market grows 3,6% in 2005

     Total power consumption billed by COPEL in 2005 reached 18,696 GWh, a growth of 3.6% as compared to the previous year. If the contracts with Carbocloro and Volkswagen, which expired at the end of 2004, had been taken into account, consumption would have decreased 0.2% in the period.

     Residential consumption, which accounts for 24.9% of COPEL's market, grew by 4.2% in 2005, as attested by the rate of consumption per residential customer, which reached 151.4 kWh/month in 2005, or 1.5% higher than that recorded in the previous year (149.2 KWh/month). Such growth has resulted mostly from higher sales of electronics, particularly DVD players, TV sets, and personal computers, following a credit expansion to the customers which began last year.

     Commercial consumption, which accounts for 17.3% of COPEL's market, recorded the best performance among major customer categories, with a 6.8% growth. Such expansion resulted from the favorable conditions the tertiary sector has experienced. The retail business benefited from the greater availability of credit to individual consumers, from the overall increase in the number of consumers (2.5% over 2004), and from the opening of new businesses, particularly malls, which have recorded high sales figures.

     The 5.2% growth in rural consumption was due mainly to the increase in average consumption which resulted from higher income for producers on account of good harvests in 2002/2003 and 2003/2004, enabling them to invest in electric machinery.

     Consumption by the industrial segment (taking into account only COPEL Distribution's customers) dropped by 9.3%, due to the transfer of free customers to COPEL Generation in April 2005. However Copel's total industrial consumption grew by 1.8% through the addition of free customers supplied by COPEL Generation.

			GWh

Class	2005	2004	Var%

Captive Market (1)	17.523	17.669	-0,8%
Residential	4.653	4.467	4,2%
Industrial*	6.466	7.130	-9,3%
Commercial	3.231	3.024	6,8%
Rural	1.389	1.320	5,2%
Other	1.784	1.728	3,3%

Free customers ** (2)	1.173	371	216,2%
TOTAL COPEL (1+2)	18.696	18.041	3,6%

Carbocloro + Volkswagen *** (3)	-	696	-

* COPEL Distribution's free customers were transferred to COPEL Generation in April 2005.
** Customers supplied by COPEL Generation
*** Such drop resulted from the expiration of the agreements with Carbocloro and Volkswagen at the end of 2004.

COPEL Distribution's grid market (TUSD), comprising the captive market and all free customers within the Company's concession area, increased by 3.5% in 2005.

			GWh

	2005	2004	Var %
Grid load (TUSD)	19.938	19.270	3,5%

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.